January 30, 2007

Securities and Exchange Commission                                     VIA EDGAR
450 Fifth Street, N.W.
Washington D.C. 20549

Re: File # 001-31271
Attn: Ms. Ibolya Ignat, Staff Accountant

Dear Ms. Ignat:

We are in receipt of your letter dated January 25, 2007. Thank you for your comments. We will provide a complete response by Monday February 20, 2007.

Best Regards,
/s/ Daniel M. Pess
Senior Vice President and Chief Financial Officer


   1983 Marcus Avenue o Suite E-122 o Lake Success, NY 11042 o (516) 750-1600
                              o FAX (516) 750-1683
                             www.atchealthcare.com